UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

Commission File Number 000-50189

A.	Full title of the plan:

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan

B.	Name of issuer of the Securities held pursuant to the plan
and the address of its principal executive office:

CROWN HOLDINGS, INC.
770 TOWNSHIP LINE ROAD
YARDLEY, PA 19067-4232

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan (the "Plan") as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its forms and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP

We have served as the Plan's auditor since 2005.

Philadelphia, Pennsylvania

June 18, 2020

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Statement of Net Assets Available for Benefits
	As of December 31,
	2019	2018
ASSETS
Investments, at fair value
Registered investment companies:
Baird Core Plus Bond Fund	$10,855,414	$8,294,368
DFA Emerging Markets Core Equity Portfolio	353,344	259,837
DFA US Targeted Value Portfolio	456,500	303,258
HSBC Opportunity Fund	12,223,739	9,854,953
JPMorgan Intrepid Value Fund	5,012,688	4,336,778
T. Rowe Price International Discovery Fund	306,848	214,697
Vanguard Developed Markets Index Fund	2,135,039	1,251,613
Vanguard International Growth Fund	11,960,066	9,921,274
Vanguard Morgan Growth Fund	—	4,556,427
Vanguard Prime Money Market Fund	128,667	106,706
Vanguard Target Retirement 2015 Fund	3,738,366	3,639,772
Vanguard Target Retirement 2020 Fund	7,190,537	5,737,387
Vanguard Target Retirement 2025 Fund	10,559,009	7,954,350
Vanguard Target Retirement 2030 Fund	7,306,743	5,876,604
Vanguard Target Retirement 2035 Fund	7,076,974	4,771,259
Vanguard Target Retirement 2040 Fund	4,454,330	2,817,476
Vanguard Target Retirement 2045 Fund	5,303,471	3,749,339
Vanguard Target Retirement 2050 Fund	2,938,565	2,322,741
Vanguard Target Retirement 2055 Fund	2,149,065	1,833,576
Vanguard Target Retirement 2060 Fund	309,470	181,258
Vanguard Target Retirement 2065 Fund	42,067	19,682
Vanguard Target Retirement Income Fund	1,267,999	1,299,190
Vanguard Total Stock Market Index Fund	51,631,043	42,436,219
Vanguard U.S. Growth Fund	5,620,930	—
Vanguard Wellington Fund	17,019,099	14,538,930
	170,039,973	136,277,694

Vanguard Retirement Savings Trust	41,391,667	39,678,273
Crown Holdings, Inc. Stock Fund	18,848,572	14,164,309
Total investments, at fair value	230,280,212	190,120,276

Receivables
Notes receivable from participants	3,320,619	3,197,741
Total receivables	3,320,619	3,197,741

Total assets	233,600,831	193,318,017

LIABILITIES	—	—

Net assets available for benefits	$233,600,831	$193,318,017

The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
	For the Year Ended December 31,
	2019	2018
Additions/Changes:
Investment income (loss):
Interest and dividend income	$6,421,612	$7,735,920
Net appreciation (depreciation) in fair value of investments	38,733,888	(20,353,970)
Total investment income (loss)	45,155,500	(12,618,050)

Interest income, notes receivable from participants	166,639	162,440
Total interest income, notes receivable	166,639	162,440

Contributions:
Employer	1,765,655	1,744,251
Participant	10,455,329	9,698,825
Total contributions	12,220,984	11,443,076

Other additions	14,477	8,938
Total additions/changes	57,557,600	(1,003,596)

Deductions:
Benefits paid to participants	17,102,724	17,078,412
Administrative expenses	172,062	164,293
Total deductions	17,274,786	17,242,705

Net increase (decrease)	40,282,814	(18,246,301)

Net Assets Available for Benefits:
Beginning of year	193,318,017	211,564,318
End of year	$233,600,831	$193,318,017

The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan (the “Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a voluntary defined contribution plan. The purpose of the Plan is to provide a convenient method by which eligible employees of Crown Holdings, Inc. and subsidiaries (the “Company”) may save regularly through salary deferrals and through Company matching contributions. Generally, employees are eligible to participate in the Plan upon date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by the Crown Cork & Seal Company, Inc. Benefit Plans Committee (the “Committee”). The Committee has appointed Vanguard Fiduciary Trust Company (“VFTC”) as the trustee and recordkeeper of the Plan.

Contributions
The Plan has two contribution components: a participant salary deferral 401(k) component and a Company matching contribution component. The Plan allows before-tax participant contributions of 2% to 75% of eligible compensation. The Plan also allows after-tax participant contributions of 1% to 10% of eligible compensation. Contributions may be matched by the Company at various rates as determined by the employer company, as defined in the Plan document. Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested in accordance with participant investment directions. Contribution amounts are subject to certain Internal Revenue Service ("IRS") limitations.

Participant Accounts
Each participant's account is credited with the participant's contributions and allocation of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of any administrative fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution plus actual earnings thereon is based on years of continuous service. A participant is considered 25% vested in the Company's contributions after one year of credited service. The participant's vested interest increases at a rate of 25% for each year of service thereafter, with the participant being 100% vested after four years.

Notes Receivable from Participants
Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance. Notes receivable terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The notes receivable are secured by the balance in the participant's account and bear interest at a rate commensurate with a prevailing commercial rate for a secured personal loan. Interest rates on notes receivable outstanding as of December 31, 2019 and 2018 range from 4.25% to 6.50%. Principal and interest are paid ratably through monthly payroll deductions. A participant may not have more than two outstanding notes receivable at any one time.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements

Payment of Benefits
On termination of service due to retirement, attainment of age 65, permanent plant shutdown, permanent disability, or death, the participant, or his or her beneficiary, automatically becomes fully vested in the Company contributions. For termination of service due to these or any other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. All distributions are paid in either cash or Company stock at the participant's election.

Forfeited Accounts
When certain terminations of participation in the Plan occur, the non-vested portion of the participant's account, as defined, represents a forfeiture. Total unallocated forfeitures, which will be used to reduce future Company contributions, were $7,641 and $1,607 at December 31, 2019 and 2018, respectively. Forfeitures used to offset Company contributions in 2019 and 2018 totaled $79,382 and $71,513, respectively.

Plan Termination
The Company reserves the right to retroactively amend or modify any of the provisions of the Plan in any respect in order to qualify or maintain the Plan as a plan meeting the requirements of ERISA or any other applicable legislation. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their Company contributions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following significant accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan's financial statements.

Basis of Accounting
The accompanying financial statements of the Plan are prepared under the accrual basis of accounting.

Use of Estimates
The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements

Notes Receivable From Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and are expensed when they are incurred. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2019 and 2018.

Payment of Benefits
Benefits are recorded when paid.

Expenses
Recordkeeping expenses and fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation (depreciation) in fair value of investments. Expenses paid by the Company are excluded from these financial statements.

Recent Accounting Standards
In August 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2018-13, Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. ASU No. 2018-13 modifies the disclosure requirements for fair value measurements in Topic 820, Fair Value Measurement. The amendments are based on the concepts in the FASB Concepts Statement, Conceptual Framework for Financial Reporting-Chapter 8: Notes to Financial Statements, which the FASB finalized on August 28, 2018. ASU No. 2018-13 is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted. Management is currently assessing the impact that ASU No. 2018-13 will have on the Plan’s financial statements.

NOTE 3 - FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under authoritative guidance are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables summarize instruments measured at fair value on a recurring basis for the Plan:

	Assets at Fair Value as of December 31, 2019
	Level 1	Total

Registered investment companies	$170,039,973	$170,039,973
Company common stock fund	18,848,572	18,848,572

Total assets in fair value hierarchy	$188,888,545	188,888,545

Investments measured at net asset value (a)		41,391,667

Investments at fair value		$230,280,212

	Assets at Fair Value as of December 31, 2018
	Level 1	Total

Registered investment companies	$136,277,694	$136,277,694
Company common stock fund	14,164,309	14,164,309

Total assets in fair value hierarchy	$150,442,003	150,442,003

Investments measured at net asset value (a)		39,678,273

Investments at fair value		$190,120,276

(a)
Certain investments that were measured at net asset value ("NAV") per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefits.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Registered investment companies are valued at the daily closing price as reported by the fund, which represent the NAV of shares held by the Plan at year end. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements

The fair value of the Company common stock fund is measured at the closing price reported on the active market on which the security held by the fund is traded.

The Vanguard Retirement Savings Trust is a collective trust fund that is valued at the NAV of the units of the collective trust fund held by the Plan at year end times the respective unit value. The NAV, as provided by the trustee, is used as practical expedient to estimate fair value. The NAV of the collective trust fund is based upon significant observable inputs, although it is not based upon quoted market prices in an active market. The collective trust fund’s investment objective is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. To achieve its investment objective, the collective trust fund invests in assets (typically contracts issued by insurance companies and banks, synthetic investment contracts, and short term investments) and enters into “wrapper” contracts issued by third-parties and invests in cash equivalents represented by shares in a money market fund.

Investments Measured Using NAV per Share Practical Expedient

The following table summarizes investments for which fair value is measured using NAV per share practical expedient as of December 31, 2019 and 2018, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	December 31, 2019
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Vanguard Retirement Savings Trust	$41,391,667	N/A	Daily	N/A

	December 31, 2018
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Vanguard Retirement Savings Trust	$39,678,273	N/A	Daily	N/A

NOTE 4 - RELATED PARTY TRANSACTIONS

The Plan participants invest in shares of registered investment companies and a collective trust fund managed by affiliates of VFTC. VFTC acts as trustee for investments of the Plan. The Plan participants also invest in shares of the Company’s common stock through the Crown Holdings, Inc. Stock Fund. The Company’s common stock fund held approximately 259,800 and 341,000 shares of Crown Holdings, Inc. common stock representing 8.1% and 7.3% of Plan assets as of December 31, 2019 and 2018, respectively. For the years 2019 and 2018, the Company common stock fund had purchases of $551,738 and $2,994,206, respectively, and sales of $5,547,748 and $3,375,438, respectively. There were no dividends on the Company's common stock in 2019 or 2018. The Plan also issues loans to participants, which are secured by the balances in the respective participant accounts. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements

Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

NOTE 5 - TAX STATUS

The IRS determined and informed the Company by letter dated August 19, 2015 that the Plan was qualified under Internal Revenue Code (“IRC”) Section 401(k). The Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore, believes that the Plan is qualified, and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examination for years prior to 2016.

NOTE 6 - RISKS AND UNCERTAINTIES

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

As of December 31, 2019 and 2018, the Plan had investments of $93,022,710 and $82,114,492, respectively that were concentrated in two funds.

Supplemental Information
Required for Form 5500

CROWN CORK & SEAL COMPANY, INC. 401(k) RETIREMENT SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019
Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan EIN 23-1526444 Plan No. 100
	Identity of Participant-Directed Issues	Investment Type	Current Value
	Baird Core Plus Bond Fund	Registered Investment Company	$10,855,414
	DFA Emerging Markets Core Equity Portfolio	Registered Investment Company	353,344
	DFA US Targeted Value Portfolio	Registered Investment Company	456,500
	HSBC Opportunity Fund	Registered Investment Company	12,223,739
	JPMorgan Intrepid Value Fund	Registered Investment Company	5,012,688
	T. Rowe Price International Discovery Fund	Registered Investment Company	306,848
*	Vanguard Developed Markets Growth Fund	Registered Investment Company	2,135,039
*	Vanguard International Growth Fund	Registered Investment Company	11,960,066
*	Vanguard Prime Money Market Fund	Registered Investment Company	128,667
*	Vanguard Target Retirement 2015 Trust	Registered Investment Company	3,738,366
*	Vanguard Target Retirement 2020 Trust	Registered Investment Company	7,190,537
*	Vanguard Target Retirement 2025 Trust	Registered Investment Company	10,559,009
*	Vanguard Target Retirement 2030 Trust	Registered Investment Company	7,306,743
*	Vanguard Target Retirement 2035 Trust	Registered Investment Company	7,076,974
*	Vanguard Target Retirement 2040 Trust	Registered Investment Company	4,454,330
*	Vanguard Target Retirement 2045 Trust	Registered Investment Company	5,303,471
*	Vanguard Target Retirement 2050 Trust	Registered Investment Company	2,938,565
*	Vanguard Target Retirement 2055 Trust	Registered Investment Company	2,149,065
*	Vanguard Target Retirement 2060 Trust	Registered Investment Company	309,470
*	Vanguard Target Retirement 2065 Trust	Registered Investment Company	42,067
*	Vanguard Target Retirement Income Fund	Registered Investment Company	1,267,999
*	Vanguard Total Stock Market Index Fund	Registered Investment Company	51,631,043
*	Vanguard U.S. Growth Fund	Registered Investment Company	5,620,930
*	Vanguard Wellington Fund	Registered Investment Company	17,019,099
*	Vanguard Retirement Savings Trust	Collective Trust Fund	41,391,667
*	Crown Holdings, Inc. Stock Fund	Common Stock Fund	18,848,572
*	Notes receivable from participants	Interest rates: 4.25% - 6.50%	3,320,619
	Total Assets (Held at End of Year)		$233,600,831

*	Party-in-Interest as defined by ERISA
Cost column not required to be reported as all investments are participant directed.

EXHIBITS

Exhibit Number	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefit Plans Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan

	By:	/s/ David A. Beaver
David A. Beaver
Vice President and Corporate Controller

Date: June 18, 2020